FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of November 3, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 3, 2006 regarding Pixelplus’ Reporting of Financial Results for Fiscal Third Quarter 2006

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Third Quarter 2006

Press Release

SEOUL, South Korea, November 3, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the third quarter of fiscal 2006, which ended on September 30, 2006.

Revenue for the third quarter of fiscal 2006 was US$7.8 million, compared to US$8.1 million in the second quarter of fiscal 2006, and US$14.2 million in the third quarter of fiscal 2005. Net loss in the third quarter of fiscal 2006 was US$5.0 million, or a net loss of US$0.40 per diluted ADS, compared to a net loss of US$5.4 million, or a net loss of US$0.43 per diluted ADS, in the second quarter of fiscal 2006, and a net income of US$2.2 million, or a net income of US$0.21 per diluted ADS, in the third quarter of fiscal 2005.

With respect to the Company’s net loss of US$5.0 million in the third quarter, its inventory valuation loss of US$2.9 million was the primary cause of that loss. In this regard, had the Company not engaged in the write-off of excess inventory and not recorded stock-based compensation expense in the third quarter of 2006, it would have recorded a net loss (on a non-GAAP basis) of US$1.5 million, or a net loss of US$0.12 per diluted ADS, for that third quarter.

Revenue for the first nine months of fiscal 2006 was US$26.4 million, compared to US$33.1 million for the same period in fiscal 2005. Net loss for the first nine months of fiscal 2006 was US$12.7 million, or a net loss of US$1.02 per diluted ADS, compared to a net income of $1.3 million, or a net loss of US$0.12 per diluted ADS, for the same period in fiscal 2005. In that connection, had the Company not engaged in the write-off of excess inventory and not recorded stock-based compensation expense for the first nine months of fiscal 2006, it would have recorded a net loss (on a non-GAAP basis) of US$5.2 million, or a net loss of US$0.42 per diluted ADS, for that nine month period.

In moving ahead, Pixelplus expects that its recent addition of new senior sales executives to lead its fortified sales and marketing organizations at Pixelplus Semiconductor, Inc. (“PSI”), the Company’s subsidiary in Silicon Valley, California, Pixelplus Shanghai Co., Ltd. (“PSL”), the Company’s subsidiary in China, and Pixelplus Technologies, Inc. (“PTI”), the Company’s subsidiary in Taiwan, will enable it to expand and strengthen its existing CMOS image sensor business. The new senior sales executive at PSI has over 25 years of sales and business development experience in working with U.S. and European companies in the CMOS image sensor and high technology industries. Similarly, the new senior sales executive at PSL has over 17 years of engineering, product marketing, and sales experience in working with U.S. and Chinese firms in the mobile phone industry. Moreover, the new senior sales executive at PTI has over 19 years of sales and marketing experience in working with Taiwanese and foreign companies. All of these executives have global sales experience working at first-tier multinational corporations.

Moreover, with its new foundry partner, the Company introduced samples of its highly customized and enhanced VGA, 1.3, and 2.0 megapixel SoC image sensors based on the Company’s PlusPixel™ technology in 0.13 um CMOS process. These image sensors deliver higher image quality under low light conditions based on Pixelplus’ proprietary pixel design know-how acquired through its development of CMOS and CCD image sensors. The Company’s new foundry partner is a global leading foundry with scale and scope of operations that will enable it to furnish the Company with the required numbers of high quality products. With this partner, the Company is actively marketing and promoting samples of its new and highly specialized product line of PlusPixel™ SoC image sensors and expects to engage in the volume production of those image sensors in the fourth quarter of 2006.

Gross margin for the third quarter of fiscal 2006 was negative 14%, compared to approximately negative 9% in the second quarter of fiscal 2006. The negative gross margin in the third quarter was mainly due to the Company’s deficient sales of its 2.0 megapixel products, which caused the Company to incur excess inventory of those products and sustain a valuation loss of US$2.9 million arising from that excess inventory. In this regard, had the Company not recorded an inventory valuation loss, Pixelplus would have reported a positive gross margin of approximately 23% in the third quarter of 2006.

To improve its gross margin in the fourth quarter, the Company expects to gain such improvement by obtaining improved production yields for its new line of PlusPixel™ products with its new foundry partner and acquiring new design wins.

The Company expects its revenue in the fourth quarter of fiscal 2006 to be in the range of US$7.5 million to US$8.5 million.

“We realize that identifying and obtaining new CMOS image sensor business is essential for our continued growth and development, and are exerting tireless efforts and energies to acquire new design wins in the U.S., Europe, and Asia with our new line of PlusPixel™ SoC image sensors,” said Dr. S.K. Lee, CEO of Pixelplus. “We are confident that the sales strategies, marketing plans and product road maps which we recently discussed with our worldwide subsidiaries at the Company’s Global Sales and Marketing Conference in October 2006 will enable us to see gradual gains and improvements in our sales revenues starting in the fourth quarter.”

Pixelplus will hold an investor conference call at 5:00 PM Thursday, November 2 (New York) / 10:00 PM Thursday, November 2 (London) / 6:00 AM Friday, November 3 (Hong Kong/Singapore) / 7:00 AM Friday, November 3 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 293 1744 (North America) / +44 (0) 20 7190 1596 (Europe) / +81 (0) 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances. The financial results contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London – Laura Martin at +44 (0)20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
Revenues	$7,848	$14,247	$26,352	$33,058
Products	5,836	13,501	22,018	30,654
Services	2,012	746	4,334	2,404

Cost of Revenues	8,960	9,128	25,549	25,278
Products	8,380	9,028	24,504	24,870
Services	580	100	1,045	408

Gross Profit (Loss)	(1,112)	5,119	803	7,780

Operating Expenses	4,443	2,638	13,614	6,892
Selling, general and administrative	2,770	1,455	9,469	4,206
Research and development, net of government grants	1,673	1,183	4,145	2,686

Income (Loss) from Operations	(5,555)	2,481	(12,811)	888

Other income (expense)
Interest income (expense), net	50	(153)	307	(418)
Foreign exchange gain (loss), net	69	(112)	(1,109)	81
Others, net	(6)	(63)	21	(10)

Income (loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(5,442)	2,153	(13,592)	541
Income tax expenses	—	—	—	—
Income (loss) before gain from equity method investments, dilution gain and minority interest	(5,442)	2,153	(13,592)	541

Gain from equity method investments, net	—	(9)	29	28
Dilution gain from equity method investment and consolidated subsidiary	—	—	—	434
Minority interest	457	88	886	326

Net Income (Loss)	$(4,985)	$2,232	$(12,677)	$1,329

Accretion of preferred shares	—	(581)	—	(1,581)

Net income (loss) attributable to common shareholders	$(4,985)	$1,651	$(12,677)	$(252)

Income (Loss) per ADS
- basic	$(0.40)	$0.29	$(1.02)	$(0.12)
- diluted	$(0.40)	$0.21	$(1.02)	$(0.12)

ADSs used in computing income (loss) per ADS
- basic	12,554,422	5,208,000	12,390,136	5,208,000
- diluted	12,554,422	7,267,926	12,390,136	5,208,000

Reconciliation of Net Income (Loss) to Non-GAAP Net Income (Loss)

(In thousands, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
Net Income (Loss)	$(4,985)	$2,232	$(12,677)	$1,329
Add:
Loss on valuation of inventory	2,895	1,379	5,666	2,372
Stock-based compensation expense	582	277	1,818	552

Non-GAAP Net Income (Loss)	$(1,508)	$3,888	$(5,193)	$4,253

Non-GAAP income (loss) per ADS
- basic	$(0.12)	$0.61	$(0.42)	$0.44
- diluted	$(0.12)	$0.44	$(0.42)	$0.32

ADSs used in computing non-GAAP income (loss) per ADS
- basic	12,554,422	5,208,000	12,390,136	5,208,000
- diluted	12,554,422	7,267,926	12,390,136	7,240,558

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands, except per ADS data)

(Unaudited)

	Sep. 30, 2006	Dec. 31, 2005
Assets
Cash and cash equivalents	11,526	32,812
Restricted cash	1,070	1,493
Accounts receivable, net	7,893	12,362
Inventories, net	7,894	9,205
Other current assets	2,595	1,455

Total current assets	30,978	57,327
Other non current assets	6,806	4,109

Total Assets	$37,784	$61,436

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	2,593	11,161
Other accounts payable	1,271	1,327
Short-term borrowings	8,270	10,953
Other current liabilities	416	1,256

Total current liabilities	12,550	24,697

Long-term borrowings	264	683
Other non current liabilities	815	360

Total liabilities	13,629	25,740

Minority interest	—	866

Shareholders’ equity
Common stock	3,396	3,200
Additional paid-in capital	41,444	39,610
Accumulated other comprehensive loss	(136)	(106)
Accumulated deficit	(20,549)	(7,874)

Total Shareholders’ equity	24,155	34,830

Total Liabilities, Minority Interest and Shareholders’ Equity	$37,784	$61,436

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 946 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on September 30, 2006. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2005 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 1,010.0 Korean won to one U.S. dollar in effect on December 31, 2005, are different from the numbers specified for the fiscal year 2005 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

November 3, 2006